SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:  __________

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _______________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.     Press release dated February 1, 2005
2.     Press release dated February 7, 2005
3.     Press release dated February 11, 2005
4.     Press release dated February 25, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: March 1st, 2005	By:	/s/ ANNE C. SIDDELL

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

For immediate release	1st February 2005

United Business Media acquires leading paper-industry events

United Business Media announced today that it has acquired the Tissue World events and publication from Paperloop.  The series of Tissue World exhibitions and conferences, currently held in France, the USA and China, are the premier events for the world’s manufacturers, suppliers and buyers of tissue paper.

These events and the supporting publication, also called Tissue World, will become part of CMP Asia, a subsidiary of United Business Media, where they will complement the trade exhibitions CMP Asia already organises for the paper and related industries in Singapore and China. CMP Asia is one of the biggest trade exhibition organisers in the region, holding over 70 events, and also organises exhibitions in Europe and America.

Paperloop is a leading news and information provider for the pulp, paper and allied industries. UBM has a 37.2 per cent stake in Paperloop.

The purchase price is approximately $4.5 million – being in part subject to the outcome of a forthcoming exhibition.  The three Tissue World events are held in a biennial sequence with an annualised turnover of approximately $2.5 million.

CMP Asia CEO, Peter Sutton said

“The Tissue World events are the established meeting places for this highly specialised sector of the paper industry and they will strengthen CMP Asia’s existing trade fairs serving this global business. The first and biggest Tissue World event in France is complemented by newer editions in the USA and China, and the growth prospects are encouraging.”

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

Related websites:

www.tissueworld.com
www.paperloop.com
www.cmpasia.com

CMP Asia

CMP Asia is a leading trade fair organiser in the region and a provider of business-to-business information, through its publications and websites.  With its headquarters in Hong Kong, CMP Asia has over 400 staff in 11 major cities in Asia and the USA. It has over 80 media products comprising 70 trade shows held in seven countries/regions, including the USA and in Europe, and 17 publications with associated B2B websites.

Specifically serving the international paper industry, CMP Asia’s Singapore subsidiary organises Asian Paper, an exhibition and conference held biennially in Singapore since 1992 and the leading event in South East Asia. It also co-organises the Shanghai International Nonwovens Conference and Exhibition with the China Nonwovens Technical Asssociation. A biennial event, it is China’s most important meetingplace for this industry. Nonwoven materials and tissue paper are used together in some finished products.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 2

For immediate release	7th February 2005

United Business Media acquires
leading UK specialist publications and events

United Business Media today announced it has acquired the licensed trade sector publishing and events assets of Quantum Business Media, including the leading title in the licensed trade – ‘The Publican’.

These market leading assets will become part of United Advertising Publications (“UAP”) and will complement Daltons Weekly and strengthen further UAP’s services to the business sector.  Integration into UAP’s operational infrastructure will reduce overheads and generate cross-selling opportunities.

The purchase price is £21m million in cash.  In 2004 the business generated £6.8m of turnover and (based on an assumed overhead for the stand alone business)£2.2m of profit before tax.  The proposed acquisition should be earnings enhancing in its first twelve months and is expected to exceed UBM’s hurdle rate of return in its first year.

UAP Chairman, Charles Gregson, said

“These leading licensed trade publishing assets will give further breadth and depth to the range of specialist products available to UAP’s business clients.  The financial case is attractive and we have identified operating efficiencies and the opportunity to develop new and existing revenues streams.”

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

Related Websites

www.quantumbusinessmedia.com
www.unitedadvertising.co.uk
www.unitedbusinessmedia.com

The Publican

The Publican Newspaper is the leading title in the licensed trade and hugely respected among trade organisations, pub companies, brewers and suppliers to the trade.

The Publican is seen as the voice of the industry and is totally committed to helping the industry to operate more profitably.  Perceived as the best weekly source of industry news, features and research, it is a must read for anyone working in the licensed trade.

Related events/products include

www.thepublican.com
The Publican Awards
The Publican Conference
Pub Industry Handbook
Flavour
Pub & Bar

United Advertising Publications (UAP)

From 22 locations around the UK UAP produces magazines and websites serving a diverse range of trading markets. UAP prints almost 1,000,000 magazines a week - all designed to help businesses and individuals to buy and sell products and services. UAP’s magazines are distributed through newsagents, by post and through free pick up in supermarkets and petrol stations - a distribution process pioneered by Auto Exchange magazine.

UAP’s magazines and websites are dedicated primarily to publishing advertisements but also have editorial. Almost every commercial aspect of business and private life is covered; from Trade-It’s local readers in Bristol selling anything domestic (including the kitchen sink!) to international transactions such as selling a complete business via the internet from Daltonsbusiness.com. And, there are the thousands of cars advertised for sale each week in Exchange & Mart.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, market research, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service; NOP World, one of the largest market research groups globally; and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

11 FEBRUARY 2005

12.	Total holding following this notification

36,303,047 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

10.80%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 11 FEBRUARY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	1,071,400
JP Morgan, Bournemouth	FII	143,100
Master Trust Bank of Japan	FIJ	61,332
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Toko	FIJ	12,547
BNP Paribas, Paris	FIL	2,600
Brown Bros Harrimn Ltd Lux	FIL	12,985,258
Chase Manhttn Bk Ag Frnkfrt	FIL	128,062
Citibank NA, Hong Kong	FIL	8,100
ING Luxembourg	FIL	10,498
JP Morgan , Bournemouth	FIL	362,095
Northern Trust London	FIL	46,400
National Astl Bk Melbourne	FIL	47,356
RBC Global Services	FIL	104,751
State Str Bk and Tr Co Lndn	FIL	39,854
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East Hk	FIM HK	222,767
JP Morgan Bournemouth	FISL	8,220,895
State Street Bank and Trust Co	FMRCO	11,194
Bank of New York	FMTC	62,500
Brown Brothers Harriman and co	FMTC	343,071
CIBC Mellon trust	FMTC	91,551
JPMorgan Chase Bank	FMTC	192,837
Mellon Bank N.A.	FMTC	480,622
Northern Trust Co	FMTC	483,574
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,242,242
Bank of New York Brussels	FPM	2,046,843
Bank of New York Europe Ldn	FPM	51,900
Bankers Trust London	FPM	246,515
Citibank London	FPM	310,400
Clydesdale Bank Plc	FPM	151,100
HSBC Bank plc	FPM	48,100
JP Morgan Bournemouth	FPM	2,019,886
Mellon Bank	FPM	771,929
Midland Securities Services	FPM	123,629
Northern Trust London	FPM	2,962,224
Societe Generale	FPM	16,800
State Str Bk and Tr Co Ldn	FPM	987,570
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		36,303,047

APPENDIX 4.

For immediate release	25th February 2005

Preliminary Results For the Full Year ended 31 December 2004

MULTIMEDIA STRATEGY DRIVING STRONG GROWTH

Financial Highlights** for Full Year ended 31 December 2004

Trading
Underlying# profit*	up 20.0 per cent,	underlying# turnover up 3.2 per cent
Turnover	Up 8.4 per cent	to £809.6m (£746.7m)
Operating profit*	Up 33.1 per cent	to £132.3m (£99.4m)
Operating margin*	Up to 16.3 per cent	from 13.3 per cent
Profit before tax*	Up 36.9 per cent	to £141.4m (£103.3m)
EPS*	Up 36.4 per cent	to 32.6p (23.9p)
Dividend	Up 33.3 per cent	to 12.0p (9.0p)

2003 & 2004 acquisitions performing ahead of plan
£48m of acquisitions announced in 2005

Balance Sheet as at 31 December 2004
Net debt of £68.8m, £191.9m of acquisitions and 102.3 per cent cash conversion Tax creditor for prior years reduced by £121.0m

Key Points
Progressively increasing investment in multi-media product development Strategic review of NOP World

–	high level of interest in acquiring whole business
–	if sold, substantial part of proceeds to be returned to shareholders

#	Underlying: adjusted for the estimated effects of acquisitions, foreign exchange, SARS and biennial events
*	Before amortisation of goodwill and intangibles and exceptional items
**	The statutory results which show operating profit of £6.3m (£(22.3)m) and EPS of 33.2p ((12.5)p) are shown in the attached summary financial statements

Clive Hollick, Chief Executive of United Business Media, said

“Underlying revenue growth and significantly increased operating margins delivered an operating profit* of £132.3 m, up 33.1 per cent.  Underlying revenue grew by 3.2 per cent, with underlying operating profit* up 20.0 per cent. The continuing drive for operating efficiencies has increased margins from 13.3 per cent in 2003 to 16.3 per cent in 2004.  In 2005 UBM will be investing in a programme of offshoring and outsourcing to maintain the momentum behind the productivity successes of recent years.

“Acquisitions are performing ahead of plan and the investment in multimedia products is paying off with a 33 per cent increase in online revenues and the prospect of good growth in 2005.   The investment programme over the last two years has strengthened the product range we offer to the increasingly diverse range of market sectors we serve.   Many of these new products have impressive growth rates based upon long term client relationships.  Together with our acquisitions these provide United with a greater proportion of predictable revenues.

“Following the recent announcement of our intention to undertake a strategic review of the group’s market research business, a number of third parties have expressed their interest in acquiring NOP World.  As part of the strategic review, we intend to investigate these expressions of interest over the coming weeks, alongside other options for the business.   In the event that this review results in the Board concluding that United should sell NOP World, the Board intends that United should return a substantial part of the proceeds of the sale to shareholders.  If sold, a disposal of NOP World is likely to be tax free.

“The Board is recommending a final dividend which will bring the total for the year to 12.0 pence, an increase of 33.3 per cent.  This increase reflects the excellent performance achieved in 2004 and UBM’s confidence in the long-term outlook for the business.

Outlook

“Despite the weakness of the dollar and the rise in investments in new products, overall trading to date and the improving forward order books point to another year of good progress.”

Summary Group Profit & Loss Statement
The profit and loss statement set out below represents the group’s full profit and loss account (which is included in the attached financial information) in order to show more clearly the results from operations excluding amortisation.

	Year ended 31 December

	2004 £m	2003 £m	%

Group turnover**	809.6	746.7	8.4
Operating profit*	132.3	99.4	33.1
Net interest income	12.5	9.4	33.0
Other financial expense (FRS17)	(3.4)	(5.5)	(38.2)

Profit before tax*	141.4	103.3	36.9
Amortisation of goodwill	(126.0)	(121.7)
Exceptional items	7.2	—

Profit/ (loss) before tax	22.6	(18.4)
Taxation	(30.8)	(22.7)	35.7
Exceptional taxation	121.0	—

Profit / (loss) on ordinary activities after tax	112.8	(41.1)
Equity minority interest	(1.5)	(0.3)

Profit / (loss) for the period	111.3	(41.4)
Dividends –equity	(40.2)	(30.2)	33.3
-non-equity	(0.4)	(0.4)	—

Dividends	(40.6)	(30.6)	32.7

Retained profit / (loss) for the period	70.7	(72.0)

EPS* (pence)	32.6	23.9	36.4
Basic EPS (pence)	33.2	(12.5)
Dividends per share (pence)	12.0	9.0	33.3

*	Before amortisation of goodwill, intangible assets and exceptional items
**	Excluding JVs and associates

CONTENTS

1.	Summary of full year 2004 Financial Results
2.	Divisional Review
3.	Dividend
4.	Balance Sheets and Cash Conversion
5.	Fixed Asset Investments
6.	Pensions
7.	Tax
8.	Interest
9.	Exceptional Items and amounts written off investments
10.	IFRS
11.	Additional Information on Outlook
12.	Offshoring and Outsourcing
13.	CMP Media Statistics

1.     SUMMARY OF FULL YEAR 2004 FINANCIAL RESULTS

	Group Turnover Twelve months to 31 December (£m)				Group Operating Profit* Twelve months to 31 December (£m)

	2004	2003	Change (%)	Underlying #(%)	2004	2003	Change (%)	Underlying #(%)

CMP Media	193.8	210.5	(7.9)	(3.2)	23.0	14.8	55.4	52.0
CMPMedica	29.8	—	100.0	—	3.4	—	100.0	—
CMP Asia	50.5	44.4	13.7	9.4	15.0	12.6	19.0	7.5
CMPi	159.3	135.0	18.0	4.1	33.6	25.3	32.8	10.4
UAP	58.5	58.1	0.7	0.0	13.2	14.0	(5.7)	(8.0)

Professional Media	491.9	448.0	9.8	0.6	88.2	66.7	32.2	14.8

News Distribution	94.8	94.8	0.0	10.6	24.0	13.4	79.1	103.2

Market Research	222.9	203.9	9.3	5.3	20.1	19.3	4.1	(12.1)

Total	809.6	746.7	8.4	3.2	132.3	99.4	33.1	20.0

#	Underlying: adjusted for the estimated effects of acquisitions, foreign exchange, SARS and biennial events
*	before amortisation of goodwill and intangible assets and exceptional items

Underlying revenue was up 3.2 per cent  – after adjusting for the effects of acquisitions, foreign exchange, SARS and biennials.  Group revenue in 2004 was increased by £90.1m of revenue from 2004 acquisitions and the full year effect of acquisitions made during 2003.  The weakness of the US dollar has a direct translation impact – with two thirds of UBM revenue reported locally in US dollars, group revenue was reduced by £53.0m as a result of foreign exchange.

The average rate of $:£ exchange in 2004 was 1.83 (1.64), together with the effects of  other currency movements this reduced operating profit in 2004 by £7m.  A 1 cent movement in the US dollar against sterling is approximately equivalent to a move in profit of around £300,000 over the full year.

2.     DIVISIONAL REVIEW

Professional Media

	Turnover Twelve months to 31 December			Operating Profit* Twelve months to 31 December

	2004 £m	2003 £m	Change %	2004 £m	2003 £m	Change %

CMP Media	193.8	210.5	(7.9)	23.0	14.8	55.4
CMPMedica	29.8	—	100.0	3.4	—	100.0
CMP Asia	50.5	44.4	13.7	15.0	12.6	19.0
CMPi	159.3	135.0	18.0	33.6	25.3	32.8
UAP	58.5	58.1	0.7	13.2	14.0	(5.7)

Total	491.9	448.0	9.8	88.2	66.7	32.2

Profitability at CMP Media has improved significantly.  An increase in operating margins from 7.0 per cent to 11.9 per cent has boosted operating profits to £23.0m (£14.8m).  Despite tougher comparatives in the second half of 2003, overall full year underlying technology revenues were only down 1 per cent - online revenues were strongly up by 29 per cent, events were up 11 per cent, continuing revenues from traditional print publishing were down 2 per cent.  CMP Media’s online business moved into operating profit.  Custom marketing solutions and integrated multi-media marketing packages continue to do well, to the overall benefit of CMP Media’s technology business – this does however dilute traditional print yields which were down 1.5 per cent.

In 2004 CMP Healthcare Media was 18 per cent of CMP Media’s total revenue.  Last year’s healthcare acquisition (The Oncology Group and Cliggott Publishing) is fully integrated and performed ahead of its business case.  Underlying healthcare publishing revenues were up 7.6 per cent.  Revenue from the medical education business was down 31.6 per cent as the regulatory issues of the second quarter registered in both the third and fourth quarters of 2004.

Further operating efficiencies were achieved across CMP Media.  In addition, organic investment projects delivered £12m of revenue and £4m of incremental contribution.

CMPMedica, acquired on 30 July 2004, is ahead of plan.  CMPMedica’s underlying revenues are up 6.4 per cent, with the important French market performing well.   CMPMedica’s subsequent JV acquisition of Axilog is providing it with greater access to doctors’ desktops in France.

CMP Asia’s profit is now well ahead of pre SARS levels, with visitor attendance at Hong Kong shows up by around 40 per cent on 2003, and particular successes from the jewellery fairs, the beauty fair and the natural health fairs in Japan.  Profits of £15.0m reflected improved strength in the established business and the effects of the steady flow of new products launched in recent years.

CMP Information increased exhibition space and – boosted by the acquisitions and new product launches – grew display market share in the UK and US to 38 per cent (35 per cent).  Revenues increased by 18.0 per cent and further improvements in margin drove a 32.8 per cent increase in operating profit.   This growth was boosted by the businesses acquired in 2003 (including The Builder Group and Barbour Index) which are performing ahead of plan.  Increased product improvements and launches helped to grow  underlying revenue by 4.1 per cent and underlying operating profit by 10.4 per cent.

UAP’s performance in the second half of 2004 saw a continuation of the mixed trends in the first half.  Overall revenue was stable, with strong performances from Daltons Weekly and DaltonsBusiness.com, continued progress at Auto Exchange, but a decline in revenue at Exchange & Mart.  Margins were down due to the costs of restructuring, promotions and reinvestment in core brands.

In 2005 UAP is investing in the E&M brand in order to accelerate the migration online.  The acquisition in February 2005 of The Publican and other licensed trade assets strengthens the breadth and depth of UAP’s range of specialist titles and offers cross selling opportunities with the Businesses for Sale section of Daltons Weekly.

PR Newswire - News Distribution

	Turnover Twelve months to 31 December			Operating Profit* Twelve months to 31 December

	2004 £m	2003 £m	Change %	2004 £m	2003 £m	Change %

PR Newswire	94.8	94.8	—	24.0	13.4	79.1

PR Newswire achieved a 103.2 per cent increase in underlying operating profit, an operating margin increase to 25.3 per cent , up from 14.1 per cent in 2003, and an underlying 10.6 per cent increase in revenue.

There were three main factors behind PR Newswire’s growth; improvements in core US wire volumes and yield, the increasing success of organic product launches, and significant improvements in the profitability of operations outside of the Americas.

US wire volumes increased by 3.7 per cent with yields up 6.6 per cent.  The core messaging business benefited from the strength of the Canada Newswire JV which achieved a 15 per cent increase in revenue and a 14 per cent increase in operating profit.  Video news release and media contacts database products, both grew revenue by over a third, generating £10m in revenue and moving into profit.   Effective cost control has succeeded in turning the businesses outside America from a £2.7m loss in 2003 into a profit in 2004.

NOP World - Market Research

	Turnover Twelve month to 31 December			Operating Profit* Twelve months to 31 December

	2004 £m	2003 £m	Change %	2004 £m	2003 £m	Change %

NOP World	222.9	203.9	9.3	20.1	19.3	4.1

Mediamark Research, Allison Fisher, Eurisko and NOP Research each grew revenue by over 10 per cent, together they accounted for over 90 per cent of NOP’s total profit.  And there are signs of improvement in the US healthcare and consumer business.   The reorganisation of NOP along sector lines and the investment in new products, improved marketing and higher productivity is now boosting the performance of the custom businesses.   Non-recurring restructuring costs and losses on discontinued businesses reduced operating profit by £3m.

3.     DIVIDEND

In line with the progressive dividend policy, the Board is recommending a final dividend of 8.37 pence (5.70 pence), bringing the total for the year to 12.00 pence (9.00 pence), an increase of 33.3 per cent.   This increase reflects the excellent performance achieved in 2004 and the directors’ confidence in the long-term outlook for the business.

The final dividend on the ordinary shares will be paid on 26 May to shareholders on the register on 29 March.

The dividend on the 5,446,789 outstanding B shares will be 8.00 pence per share.   This dividend will be payable on 25 April to shareholders on the register on 29 March.

4.     BALANCE SHEET AND CASH CONVERSION

Net debt at the end of the period was £68.8m, after expenditure of £191.9m on acquisitions during the year and strong operating cash conversion of 102.3 per cent of operating profit.  The year end net debt follows the retirement of $250m of 7.25 per cent debt in July and $125m of 8.04 per cent debt in September.

5.     FIXED ASSET INVESTMENTS

UBM holds investments in five, ITN, SIS, SDN, Paperloop and The Press Association.   Five revenue grew by 11.1per cent to £288.8m (£259.9m) and increased operating profit to £19.5m (£8.5m).   Audience share increased to 6.7 per cent (6.6 per cent) and share of advertising revenue increased from 8.1 per cent to 8.3 per cent.    Five’s share of Individual’s viewing on the Freeview platform has increased to 9.3 per cent .

Income from fixed asset investments - including  SDN, PA and ITN – amounted to £6.0m.

6.     PENSIONS

As at 31 December 2004, the pension deficit of £95.2m had been increased by £11.3m on the prior year end, largely reflecting an increase in the assumed rate of inflation.

7.     TAX

The effective tax rate in 2004 was 21.8 per cent (22.0 per cent).

Following the successful resolution of outstanding tax liabilities, there was a £121.0m reduction in prior year liabilities.  The year end tax creditor has been reduced by £100.5m to £208.0m (£308.5m). The tax creditor also reflects a £20.5m accrual in respect of 2004 and a prudent provision for potential tax liabilities in respect of prior years.

8.     INTEREST

Net interest income for the year (before the FRS17 financial expense ) was £12.5m (£9.4m).

9.     EXCEPTIONAL ITEMS AND AMOUNTS WRITTEN OFF INVESTMENTS

A net exceptional profit of £7.2m was credited to the profit on ordinary activities before tax.   This comprised £18.9m additional profit relating to 2000 disposals and  £11.7m written off investments.  In December 2004, United agreed a settlement payment of £32m from Granada in respect of outstanding items relating to the 2000 disposals.   The additional profit on disposal represents this receipt, after deduction of interest, costs and the offset of recorded receivables.   The Group has also written down the carrying value of certain fixed asset investments, to reflect their expected realisable value.

As referred to above, there was also an exceptional taxation credit of £121.0m.

10.     IFRS SUMMARY

UBM has estimated the impact of IFRS as if used as the accounting basis for its 2004 results.  There is a significant positive impact on profit due to the non amortisation of goodwill under IFRS; the net effect of other changes is expected to be immaterial.

£m’s

Profit for the financial year in accordance with UK GAAP	111.3
IFRS adjustments (unaudited)
- amortisation of goodwill and intangible assets	122.9
- share based payments	(1.5)
- equity accounting	1.7
- deferred tax	0.9
- pensions	0.1
- other	0.4
Profit in accordance with IFRS	235.8

11.     ADDITIONAL INFORMATION ON OUTLOOK

The overall start to the year has been promising.  Forward bookings are ahead - with  events worldwide up by over 10 per cent and forward bookings for medical education indicating a recovery towards 2003 levels.  In healthcare, CMPMedica’s forward bookings in its drug directories are up over 5 per cent compared with the same time last year.  Technology publishing remains soft but online continues to grow strongly.  Following the good results from the organic investment programme of recent years we are increasing new product investment by a further £5m to £10m in 2005.

12.     OFFSHORING AND OUTSOURCING

UBM has stepped up its programme of offshoring and outsourcing.  Projects already offshored or outsourced include data processing, telephone interviewing, software upgrades, website conversions and circulation management.   New projects currently being finalised or in planning are not expected to have a material effect in 2005 but should realise annualised savings of approximately $20m by 2007.

13.     CMP Media Statistics

Due to the progressive decline in the significance of this indicator since its initial publication in 2001 UBM will in future publish these statistics on a quarterly rather than a monthly basis.  The next report will therefore relate to the first quarter of 2005.

For further information please contact:

For United Business Media enquiries:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in market research, consultancy, news distribution, publishing and events to customers across the globe.  Its brands include NOP World, one of the largest market research groups globally; PR Newswire, the world’s leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Group profit and loss account
for the year ended 31 December 2004

Notes		Before exceptional items 2004 £m	Exceptional items (note 3) 2004 £m	Total 2004 £m		Before exceptional items 2003 £m	Exceptional items (note 3) 2003 £m	Total 2003 £m

	Turnover - group and share of joint ventures
	Continuing operations	803.8	—	803.8		770.3	—	770.3
1	Less: share of joint ventures’ turnover	(24.0)	—	(24.0)		(23.6)	—	(23.6)

		779.8	—	779.8		746.7	—	746.7
	Acquisitions	29.8	—	29.8		—	—	—

1	Group turnover	809.6	—	809.6		746.7	—	746.7

	Group operating profit / (loss)
	Continuing operations	1.7	—	1.7		(29.1)	—	(29.1)
	Acquisitions	(5.1)	—	(5.1)		—	—	—

	Group operating loss	(3.4)	—	(3.4)		(29.1)	—	(29.1)

	Share of operating profit in joint ventures and associates
	Continuing operations	3.7	—	3.7		2.9	—	2.9
	Acquisitions	—	—	—		—	—	—
		3.7	—	3.7		2.9	—	2.9

	Income from other fixed asset investments	6.0	—	6.0		3.9	—	3.9

1	Total operating profit / (loss)	6.3	—	6.3		(22.3)	—	(22.3)

3	Additional profit on prior year disposals	—	18.9	18.9		—	—	—
3	Amounts written off investments	—	(11.7)	(11.7)		—	—	—

	Profit / (loss) on ordinary activities before interest	6.3	7.2	13.5		(22.3)	—	(22.3)
4	Net interest income	12.5	—	12.5		9.4	—	9.4
	Other finance expense	(3.4)	—	(3.4)		(5.5)	—	(5.5)

2	Profit / (loss) on ordinary activities before tax	15.4	7.2	22.6		(18.4)	—	(18.4)

5	Tax on profit / (loss) on ordinary activities	(30.8)	—	(30.8)		(22.7)	—	(22.7)
3	Exceptional taxation credit	—	121.0	121.0		—	—	—

	Profit / (loss) on ordinary activities after tax	(15.4)	128.2	112.8		(41.1)	—	(41.1)
	Equity minority interests	(1.5)	—	(1.5)		(0.3)	—	(0.3)

	Profit / (loss) for the financial year	(16.9)	128.2	111.3		(41.4)	—	(41.4)
6	Dividends - equity			(40.2)				(30.2)
	- non-equity			(0.4)				(0.4)

				(40.6)				(30.6)

	Retained profit / (loss) for the financial year			70.7				(72.0)

	Earnings/(loss) per share
7	- adjusted			32.6	p			23.9	p
7	- basic			33.2	p			(12.5	) p
7	- diluted			29.6	p			(12.5	) p

Balance sheets
at 31 December 2004

	Group 2004 £m	As restated Group 2003 £m	Company 2004 £m	Company 2003 £m

Fixed assets
Intangible assets	495.8	430.8	—	—
Tangible assets	50.1	54.5	—	—
Investments in subsidiary undertakings	—	—	3,349.8	3,373.4
Investments in joint ventures:
- share of gross assets	16.6	16.7	—	—
- share of gross liabilities	(7.8)	(5.5)	—	—
Investments in joint ventures	8.8	11.2	—	—
Investments in associated undertakings	1.9	0.2	—	—
Other investments	146.8	168.9	—	—

	703.4	665.6	3,349.8	3,373.4

Current assets
Stocks and work in progress	22.8	20.4	—	—
Debtors	198.0	158.5	141.9	118.3
Short term liquid funds	234.2	425.2	—	—
Cash at bank and in hand	144.6	185.9	0.3	0.2

	599.6	790.0	142.2	118.5
Creditors: amounts falling due within one year	(668.1)	(1,076.6)	(34.2)	(246.6)

Net current (liabilities)/ assets	(68.5)	(286.6)	108.0	(128.1)

Total assets less current liabilities	634.9	379.0	3,457.8	3,245.3

Creditors: amounts falling due after more than one year
Bank and other loans	(96.1)	(101.9)	(130.2)	(138.2)
Other creditors	(4.6)	(5.4)	(1,999.4)	(1,680.1)
Convertible debt	(208.7)	—	—	—

	(309.4)	(107.3)	(2,129.6)	(1,818.3)

Provisions for liabilities and charges	(50.0)	(63.1)	—	—

Net assets excluding pension liability	275.5	208.6	1,328.2	1,427.0

Pension liability	(95.2)	(83.9)	—	—

Net assets including pension liability	180.3	124.7	1,328.2	1,427.0

Capital and reserves
Called up share capital	84.5	84.5	84.5	84.5
Share premium account	310.8	309.4	310.8	309.4
Merger reserve	31.3	31.3	—	—
Other reserves	156.0	160.1	126.2	126.2
Profit and loss account	(404.5)	(461.6)	806.7	906.9

Shareholders’ funds (including non-equity interests)	178.1	123.7	1,328.2	1,427.0
Equity minority interests	2.2	1.0	—	—

Capital employed	180.3	124.7	1,328.2	1,427.0

Equity shareholders’ funds	177.6	123.2	1,327.7	1,426.5
Non-equity shareholders’ funds	0.5	0.5	0.5	0.5

Shareholders’ funds	178.1	123.7	1,328.2	1,427.0

These financial statements were approved by a duly appointed and authorised committee of the Board of Directors on 24 February 2005 and were signed on its behalf by:

Geoff Unwin     Director
Clive Hollick     Director

Group cash flow statement
for the year ended 31 December 2004

Notes		2004 £m	2003 £m

8	Net cash inflow from operating activities	107.1	84.6
	Dividends received from joint ventures and associated undertakings	4.0	2.1
	Returns on investments and servicing of finance
	Interest received	44.1	20.5
	Interest paid	(36.3)	(18.2)
	Dividends paid to minority shareholders	—	(1.3)
	Dividends paid to non-equity shareholders	(0.4)	(0.6)
	Income from other fixed asset investments	5.6	5.4

	Net cash inflow from returns on investments and servicing of finance	13.0	5.8
	Taxation
	UK corporation tax received	1.0	8.9
	Overseas tax paid	(11.0)	(0.5)

	Taxation (paid) / received	(10.0)	8.4
	Capital expenditure and financial investment
	Purchase of tangible fixed assets	(8.5)	(6.9)
	Proceeds from sale of tangible fixed assets	1.9	—
	Proceeds from sale of investments	3.0	10.3
	Increase in investments	—	(5.4)
	Investment in own shares - ESOP	(4.1)	—

	Net cash outflow from capital expenditure and financial investment	(7.7)	(2.0)
	Acquisitions and disposals
	Purchase of subsidiary undertakings and businesses	(199.9)	(138.3)
	Net cash acquired with subsidiary undertakings and businesses	9.7	8.4
	Investments in joint ventures and associated undertakings	(1.7)	—

	Net cash outflow from acquisitions and disposals	(191.9)	(129.9)
	Equity dividends paid to shareholders	(31.2)	(24.4)

	Net cash outflow before use of liquid resources and financing	(116.7)	(55.4)
	Management of liquid resources
	Sale of current asset investments	176.6	134.9
	Decrease / (increase) in short term deposits	169.5	(103.3)

	Net cash inflow from management of liquid resources	346.1	31.6
	Financing
	Proceeds from issue of ordinary share capital	1.5	1.0
	Return of capital to shareholders (including costs)	(1.9)	(3.6)
	(Decrease) / increase in bank loans	(98.9)	21.1
	Repayment of loan notes	—	(1.2)

	Net cash (outflow) / inflow from financing	(99.3)	17.3

	Increase / (decrease) in cash in the year	130.1	(6.5)

	Reconciliation of net cash flow to movement in net cash / (debt)	2004 £m	2003 £m

	Decrease / (increase) in cash in the year	130.1	(6.5)
	Cash outflow / (inflow) from debt	98.9	(19.9)
	Cash inflow from decrease in liquid resources	(346.1)	(31.6)

	Changes in net cash resulting from cash flows	(117.1)	(58.0)
	Other non-cash movements	(1.0)	(2.0)
	Translation difference	2.8	13.0

	Movement in net cash in year	(115.3)	(47.0)
	Opening net cash	46.5	93.5

9	Closing net (debt) / cash	(68.8)	46.5

Liquid resources include term deposits and government and corporate securities.

Statement of group total recognised gains and losses
for the year ended 31 December 2004

	2004 £m	2003 £m

Profit / (loss) for the financial year	111.3	(41.4)
Currency translation differences on foreign currency net investments:
Group	3.6	(20.4)
Joint ventures	(0.5)	(0.1)
Actuarial (loss) / gain recognised in the pension schemes	(14.9)	11.6

Other recognised losses for the year	(11.8)	(8.9)

Total recognised gains / (losses) for the year	99.5	(50.3)
Adjustment for investment in own shares (see note 11)	3.7	—

Total recognised gains / (losses) since last annual report	103.2	(50.3)

The historical cost result is not materially different from the reported loss in either year.

Reconciliation of movements in group shareholders’ funds
for the year ended 31 December 2004

	2004 £m	As restated 2003 £m
Opening shareholders’ funds as reported	123.7	211.3
Adjustment for investment in own shares (see note 11)	—	(4.1)

Opening shareholders’ funds - restated	123.7	207.2
Profit / (loss) for the financial year	111.3	(41.4)
Equity dividends	(40.2)	(30.2)
Non-equity dividends on B shares (see note 6)	(0.4)	(0.4)

	194.4	135.2
Other recognised losses relating to the year	(11.8)	(8.9)
New share capital subscribed	1.5	1.0
Own share capital purchased - ESOP	(4.1)	—
Return of capital to shareholders	(1.9)	(3.6)

Closing shareholders’ funds	178.1	123.7

Notes to the financial statements

1.  Business analysis

	Group 2004 £m	Group share of joint ventures 2004 £m	Group 2003 £m	Group share of joint ventures 2003 £m

Turnover by division
Continuing operations:
CMP Media	193.8	8.8	210.5	8.2
CMP Asia	50.5	4.5	44.4	3.5
CMP Information	159.3	—	135.0	1.6
United Advertising Publications	58.5	—	58.1	—

Professional media	462.1	13.3	448.0	13.3
News distribution	94.8	10.7	94.8	10.3
Market research	222.9	—	203.9	—

Continuing operations	779.8	24.0	746.7	23.6

Acquisitions:
CMPMedica	29.8	—	—	—

	809.6	24.0	746.7	23.6

Turnover by geographic market
United Kingdom	249.6	—	225.7	1.6
North America	424.1	18.5	450.1	17.7
Europe and Middle East	78.1	1.0	31.5	0.8
Pacific	57.8	4.5	39.4	3.5

	809.6	24.0	746.7	23.6

Turnover analysis is based on turnover by origin. Turnover by destination would not be materially different.

Net operating assets/ (liabilities) by division	2004 £m	As restated 2003 £m

CMP Media	118.7	144.6
CMPMedica	150.9	—
CMP Asia	(7.0)	(4.0)
CMP Information	65.6	78.9
United Advertising Publications	7.3	6.5

Professional media	335.5	226.0
News distribution	4.8	12.1
Market research	80.2	69.0

	420.5	307.1

by geographic market
United Kingdom	92.8	70.0
North America	176.9	226.3
Europe and Middle East	159.0	16.4
Pacific	(8.2)	(5.6)

	420.5	307.1

Reconciliation of net operating assets to net assets
Net operating assets	420.5	307.1
Investments	391.7	605.5
Corporation tax	(208.0)	(308.5)
Net borrowings	(300.2)	(376.0)
Proposed dividend	(28.5)	(19.5)
Pension liability	(95.2)	(83.9)

Net assets	180.3	124.7

1.  Business analysis (continued)

	Group 2004 £m	Group share of joint ventures 2004 £m	Total 2004 £m

*Operating profit before amortisation of intangible assets by division
Continuing operations:
CMP Media	21.8	1.2	23.0
CMP Asia	14.5	0.5	15.0
CMP Information	33.6	—	33.6
United Advertising Publications	13.2	—	13.2

Professional media	83.1	1.7	84.8
News distribution	20.5	3.5	24.0
Market research	20.1	—	20.1

Continuing operations	123.7	5.2	128.9

Acquisitions:
CMPMedica	3.4	—	3.4

*Operating profit before amortisation of intangible assets	127.1	5.2	132.3

Amortisation of intangible assets	(124.5)	(1.5)	(126.0)

*Operating profit / (loss) by division
Continuing operations:
CMP Media	(38.7)	0.7	(38.0)
CMP Asia	10.9	0.5	11.4
CMP Information	(3.7)	—	(3.7)
United Advertising Publications	12.3	—	12.3

Professional media	(19.2)	1.2	(18.0)
News distribution	19.1	2.5	21.6
Market research	7.9	—	7.9

Continuing operations	7.8	3.7	11.5

Acquisitions:
CMPMedica	(5.2)	—	(5.2)

*Operating profit	2.6	3.7	6.3

Non-operating exceptional items and amounts written off investments			7.2
Net interest and other financial income			9.1

Profit on ordinary activities before tax			22.6

*Operating profit / (loss) by geographic market
United Kingdom	(7.4)	—	(7.4)
North America	(6.6)	3.6	(3.0)
Europe and Middle East	3.4	(0.4)	3.0
Pacific	13.2	0.5	13.7

*Operating profit	2.6	3.7	6.3

Non-operating exceptional items and amounts written off investments			7.2
Net interest and other financial income			9.1

Profit on ordinary activities before tax			22.6

*Includes income from other fixed asset investments of £6.0 million.

1.  Business analysis (continued)

	Group 2003 £m	Group share of joint ventures 2003 £m	Total 2003 £m

*Operating profit before amortisation of intangible assets by division
Continuing operations:
CMP Media	14.1	0.7	14.8
CMP Asia	12.1	0.5	12.6
CMP Information	25.2	0.1	25.3
United Advertising Publications	14.0	—	14.0

Professional media	65.4	1.3	66.7
News distribution	10.2	3.2	13.4
Market research	19.3	—	19.3

*Operating profit before amortisation of intangible assets	94.9	4.5	99.4

Amortisation of intangible assets	(120.1)	(1.6)	(121.7)

*Operating (loss)/ profit by division
Continuing operations:
CMP Media	(38.4)	0.1	(38.3)
CMP Asia	(1.4)	0.5	(0.9)
CMP Information	(4.3)	0.1	(4.2)
United Advertising Publications	13.3	—	13.3

Professional media	(30.8)	0.7	(30.1)
News distribution	0.7	2.2	2.9
Market research	4.9	—	4.9

*Operating (loss)/ profit	(25.2)	2.9	(22.3)

Non-operating exceptional items			—
Net interest and other financial income			3.9

Loss on ordinary activities before tax			(18.4)

*Operating (loss)/ profit by geographic market
United Kingdom	(6.1)	0.6	(5.5)
North America	(25.7)	2.8	(22.9)
Europe and Middle East	9.8	(0.9)	8.9
Pacific	(3.2)	0.4	(2.8)

*Operating (loss)/ profit	(25.2)	2.9	(22.3)

Non-operating exceptional items			—
Net interest and other financial income			3.9
Loss on ordinary activities before tax			(18.4)

*Includes income from other fixed asset investments of £3.7 million.

2.     Reconciliation of operating profit before amortisation and exceptionals to profit / (loss) before tax

	2004 £m	2003 £m

Operating profit before amortisation of intangible assets and exceptional items	132.3	99.4
Amortisation of intangible assets:
- Group	(124.5)	(120.1)
- Joint ventures and associates	(1.5)	(1.6)

Total operating profit / (loss)	6.3	(22.3)
Net interest income	12.5	9.4
Other finance expense	(3.4)	(5.5)
Exceptional items and amounts written off investments charged to profit / (loss) before tax (see note 3)	7.2	—

Profit / (loss) before tax	22.6	(18.4)

3.     Exceptional items and amounts written off investments

	2004 £m	2003 £m

Additional profit relating to prior year disposals (a)	18.9	—
Amounts written off investments (b)	(11.7)	—
Total charged to loss on ordinary activities before tax	7.2	—

Exceptional taxation credit (c)	121.0	—

(a)

In December 2004, United agreed a settlement of £32 million from Granada in respect of outstanding items relating to the 2000 disposals.  The additional profit on disposal represents this receipt, after deduction of interest, costs, and the offset of recorded receivables.

(b)	The group has written down the carrying value of certain fixed asset investments, to reflect their expected realisable value. It is the group’s intention to exit these investments.
(c)	The group has resolved a number of outstanding items as a consequence of which there is a net exceptional tax credit of £121.0 million.

4.     Net interest income/(expense)

		2004 £m	2003 £m

Interest receivable		26.6	25.8
Interest payable	– on bank loans and overdrafts	(2.3)	(1.0)
	– other	(11.8)	(15.4)

		12.5	9.4

Interest receivable includes £9.8 million (2003: £8.9 million) of interest receivable from Channel 5 Television Group Limited in respect of shareholder loans.

5.     Tax on profit / (loss) on ordinary activities

a)     Analysis of tax charge for the year:

	2004 £m	2003 £m

UK corporation tax at 30.0% (2003: 30.0%)	16.9	15.9
Overseas corporation tax	12.3	5.4
Tax relating to share of profit of joint ventures	1.2	1.4

Total current tax	30.4	22.7
Overseas deferred tax	0.4	—
	30.8	22.7

b)     Factors affecting tax charge for the year:

	2004 £m	2003 £m

Profit /(loss) on ordinary activities before tax	22.6	(18.4)
Profit / (loss) on ordinary activities before tax multiplied by standard rate of corporation tax in the UK of 30%	6.8	(5.5)
Effect of:
Expenses not deductible for tax purposes (primarily goodwill amortisation)	43.1	35.2
Tax effect of items not recognised in consolidated financial statements	(19.0)	(5.4)
Reversal of timing differences	2.4	0.5
Higher tax rates on overseas earnings	4.3	0.4
Additional profit relating to prior year disposals not taxable	(5.7)	—
Other	(1.5)	(2.5)

Total current tax	30.4	22.7

c)     Factors that may affect future tax:

No deferred tax has been recognised on the retained profits and reserves of overseas subsidiaries or joint ventures or associated undertakings as there is currently no intention to remit such amounts to the UK.

Deferred tax assets have not been recognised, having given consideration to the likelihood of recovery of the balance.

6.     Dividends

	2004 £m	2003 £m

Equity dividends
Ordinary shares:
Interim of 3.63 p (2003: 3.3p)	12.1	11.0
Proposed final of 8.37p (2003: 5.7p)	28.1	19.2
Non-equity dividends - B shares	0.4	0.4

	40.6	30.6

Non-equity dividends relate to the accrual for the LIBOR linked dividend on 5,446,789 (2003: 6,212,819) B shares remaining in issue (see note 24).

7.     Earnings/(loss) per share

	2004 Earnings/ (loss) £m	2004 Weighted average number of shares million	2004 Earnings/ (loss) per share pence	2003 Earnings/ (loss) £m	2003 Weighted average number of shares million	2003 Earnings/ (loss) per share pence

Adjustment in respect of B share	109.1	334.4	32.7	80.3	334.2	24.0
dividends	(0.4)	—	(0.1)	(0.4)	—	(0.1)

Adjusted earnings per share	108.7	334.4	32.6	79.9	334.2	23.9
Adjustment in respect of amortisation of intangible assets	(126.0)	—	(37.7)	(121.7)	—	(36.4)
Adjustment in respect of exceptional items	128.2	—	38.3	—	—	—

Basic profit / (loss) per share	110.9	334.4	33.2	(41.8)	334.2	(12.5)
Dilution	3.5	52.4	(3.6)	—	—	—

Diluted profit / (loss) per share	114.4	386.8	29.6	(41.8)	334.2	(12.5)

Adjusted earnings per share is presented as the directors consider that this is a meaningful measure of the performance of the group.  For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.  The group has two categories of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company’s ordinary shares during the year and shares attributable to convertible debt.  No adjustment has been made for the dilutive impact in 2003 as this would decrease reported loss per share.  The impact of dilutive securities in 2004 would be to increase the profit by £3.5 million for convertible debt (2003: £3.7 million) and to increase weighted average shares by 4.6 million shares for employee share options (2003: 2.6 million) and 47.8 million shares for convertible debt (2003: 47.8 million).

8.     Reconciliation of operating profit / (loss) to cash inflow from operating activities

	Total 2004 £m	Total 2003 £m

Operating profit / (loss)	6.3	(22.3)
Depreciation charges	12.9	25.3
Amortisation of intangible assets – group	124.5	120.1
Share of results of joint ventures	(2.5)	(2.9)
Income from fixed asset investments	(6.0)	(3.9)
Profit on sale of fixed asset investments	—	(4.3)
Loss on sale of tangible fixed assets	—	0.3
Payments against provisions	(16.1)	(23.1)
Decrease / (increase) in stocks	2.8	(1.4)
(Increase) / decrease in debtors	(2.8)	12.3
Decrease in creditors	(3.3)	(11.9)
Other non-cash items including movements on provisions	(8.7)	(3.6)

Cash inflow from operating activities	107.1	84.6

The effect of exceptional items on cash inflow from operating activities was £nil (2003: £nil).

9.     Analysis of movement in net cash

	At 1 January 2004 £m	Cash flow £m	Other non-cash movements £m	Exchange movements £m	At 31 December 2004 £m

Cash at bank and in hand	185.9				144.6
Overdrafts	(2.7)				(2.8)

	183.2				141.8
Less deposits treated as liquid resources	(169.5)				—

	13.7	130.1	—	(2.0)	141.8
Debt due after one year	(101.9)	(212.7)	(1.1)	10.9	(304.8)
Debt due within one year	(460.0)	311.7	—	8.3	(140.0)

	(548.2)	229.1	(1.1)	17.2	(303.0)
Deposits included in cash	169.5	(169.5)	—	—	—
Current asset investments	425.2	(176.6)	—	(14.4)	234.2

Total	46.5	(117.0)	(1.1)	2.8	(68.8)

Cash deposits with third parties held in respect of letters of credit included in cash above amounted to £5.6 million.

10.     Foreign exchange

The trading results of overseas subsidiaries and associated companies were translated into sterling at an average of the exchange rates ruling for the year.

11.     Basis of accounting

The financial statements have been prepared under the historical cost convention, in accordance with applicable Accounting Standards in the United Kingdom.  The financial statements have been prepared on a basis consistent with prior years, except for the adoption of UITF  Abstract 38 ‘Accounting for ESOP Trusts’.  This Abstract requires that any investment in own shares through an ESOP trust is deducted from shareholders’ funds.  As required by the Abstract, the comparative information at 31 December 2003 has been restated, with other investments being reduced by £4.1m, other reserves being reduced by £7.8m and the profit and loss reserve being increased by £3.7m to reverse provisions made against these shares in prior years.

12.     Status of information

The figures and financial information for the year ended 31 December 2004 do not constitute the statutory financial statements for that year.  Those financial statements have not yet been delivered to the Registrar, but include the auditors’ report which was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.  The figures and financial information for the year ended 31 December 2003 included in the preliminary announcement do not constitute the statutory financial statements for that year.  Those financial statements have been delivered to the Registrar and included the auditors’ report which was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

This preliminary announcement was approved by a duly appointed and authorised committee of the Board of Directors on 24 February 2005.

- ENDS -